UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Rotem Amfert Israel settles all claims regarding the 2017 Ashalim Event

Item 1

Rotem Amfert Israel settles all claims regarding the 2017 Ashalim Event

Further to note 18 of the Company's Consolidated Annual Financial Statements for the Year ended December 31, 2021, filed on February 23, 2022 (Ref No: 2022-02-018666), and to the Company's immediate reports regarding the various applications for certification of claims as class actions that were filed against the Company’s subsidiary, Rotem Amfert Israel Ltd. (“Rotem”), and other defendants (see references below), as a result of an unexpected collapse of a dyke in an evaporation pond at Rotem  in 2017, which caused contamination of the Ashalim Creek Bed and its surrounding area (the “Ashalim Event”), the Company wishes to report, that today, the mediation process was completed and a settlement agreement was signed between Rotem and the Israeli Nature and Parks Authority, as well as all the other applicants in the aforesaid proceedings (the "Settlement Agreement"). The Settlement Agreement will be submitted to the Israeli court, and, pending its approval, will conclude the proceedings between the parties.

According to the Settlement Agreement, Rotem will pay the public and the class groups, NIS 115 million (approximately $33.5 million), including legal and other expenses, as compensation for, among other things, the restoration of the Ashalim River and its surroundings. The expected net financial impact of the Settlement Agreement on the Company’s financial results is not expected to be material.

For further details regarding the various applications for certification of claims as class actions that were filed against the Company in connection with the Ashalim Event, see the report that were filed on July 10, 2017, August 18, 2017, and May 2, 2018 (Reference Numbers: 2017-02-059011; 2017-02-071854 and 2018-02-043798, respectively

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: December 14, 2022